

04035753

Media Release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315



SUPPL

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

Basel, 19 July 2004

Roche to sell its consumer health business – clear focus on pharmaceuticals and diagnostics

Roche Consumer Health sold to Bayer for a price of 3.6 billion Swiss francs
Roche to out-license US non-prescription rights to orlistat to GlaxoSmithKline for an upfront payment of 120 million Swiss Francs plus milestone payments and royalties

Roche today announced three transactions to divest its non-prescription activities:

- Roche sells its OTC (over-the-counter medicines) business Roche Consumer Health (RCH) including five manufacturing sites to Bayer
- Roche disposes of its 50% stake in Roche/Bayer joint venture in the US to Bayer
- Roche's pharmaceuticals division out-licenses US non-prescription rights to its anti-obesity drug orlistat to GlaxoSmithKline (GSK)

These transactions will reinforce Roche's strategy of focusing on its innovation-driven pharmaceuticals and diagnostics divisions, two businesses with significant potential for above average market growth and high value creation. The three transactions have a combined value of over 3.7 billion Swiss francs, not including milestone payments and royalties for orlistat.

Roche Consumer Health to be acquired by Bayer

Roche and Bayer have signed a contract for Bayer Consumer Care to buy Roche's non-prescription business Roche Consumer Health. The transaction includes all assets of RCH and the five pharmaceutical production factories Grenzach (Germany), Gaillard (France), Pilar (Argentina), Casablanca (Morocco) and Jakarta (Indonesia). In an additional transaction Roche will sell its 50% stake in its joint venture with Bayer, which markets the analgesic Aleve and some other OTC brands in the US. The purchase price for these two transactions is around 3.6 billion Swiss francs, to be paid in cash at closing. The OTC business of the Japanese company Chugai, in which Roche has a majority stake, is not part of the sale.

The acquisition of RCH will make Bayer Consumer Care, a division of Bayer HealthCare, one of the top three non-prescription businesses worldwide. The global headquarters of the

dlw 7/26

combined company will be in Morristown, New Jersey (US). The European headquarters will be based in the Basel area, Switzerland, where the current global headquarters of RCH are located today. Research and Development will be situated at Bayer Consumer Care's headquarters in Morristown and at the RCH site in Gaillard (France). The transactions are subject to approval by the relevant authorities and are expected to close by the end of 2004.

Orlistat non-prescription rights for US out-licensed to GSK

Roche's pharmaceuticals division has granted GlaxoSmithKline Consumer Healthcare an exclusive license for the US non-prescription rights to the anti-obesity drug orlistat, marketed by Roche as a prescription medicine under the brand name Xenical. The agreement provides for an up-front payment of 100 million US dollars (around 120 million Swiss francs) and additional payments on the achievement of agreed milestones and royalties. Roche and GSK have already begun work to develop an OTC orlistat formulation in the US. Roche has also concluded an agreement to supply GSK with the active ingredient for the new formulation. Roche retains all rights to market Xenical as a prescription drug in the US and all rights (prescription and non-prescription) outside the US. In 2003 Roche's worldwide sales of Xenical totaled 618 million Swiss francs (including 146 million Swiss francs in sales in the US).

Commenting on the transactions, Roche Chairman and CEO Franz B. Humer said: "With the sale of RCH we are proceeding with our long term strategy of focusing on our two research-driven, high-margin businesses diagnostics and prescription pharmaceuticals. These businesses have significant growth potential and a steadily increasing potential for synergies. The sale of Roche Consumer Health to Bayer ensures that Roche's non-prescription brands move to a company with traditionally strong expertise and solid market positions in the non-prescription field, offering healthy prospects to Roche Consumer Health and its employees worldwide. By licensing out the US non-prescription rights to orlistat to GSK, Roche has gained a top-tier partner in pursuing a successful "OTC switch" and significant upside potential for future royalty streams."

Bayer Management Board Chairman and CEO Werner Wenning stated: "By combining these two businesses we will become a top-tier OTC player and we believe that together we can continue to grow the business at above-market rates. The acquisition helps us to advance our growth strategy for Bayer HealthCare, by enhancing the Consumer Health elements of that portfolio, and we believe that this deal will be accretive in the second year after closing."

"We are delighted that Roche has selected GSK to market OTC orlistat in the US," said Jack Ziegler, President, GlaxoSmithKline Consumer Healthcare. "Building on our successes in switching Nicorette and NicoDerm CQ in the US, and with the commitment of our whole US Consumer Healthcare organisation, we believe OTC orlistat will have an important role in aiding weight loss in the US."

About the combined OTC businesses of Bayer Consumer Care and Roche Consumer Health

The combined OTC businesses of Bayer Consumer Care and Roche Consumer Health will have sales of around 2.4 billion euros and employ around 6700 people in 120 countries (including five production sites from Roche's pharmaceuticals division). Bayer Consumer Care with Roche Consumer Health will have a number of important analgesic, dermatological, gastrointestinal and nutritional products that offer outstanding growth potential across the globe. The product portfolio includes such well-known brands as Bayer's Aspirin, Alka-Seltzer, Midol and One-A-Day and Roche's Aleve, Bepanthen, Berocca, Flanax, Redoxon, Rennie and Supradyn.

About Roche Consumer Health

Roche launched its first OTC brand Sirolin, a cough syrup, in 1898 and over the next 100 years continued to expand its presence in the OTC market by launching a variety of vitamin and skin care products and analgesics. Major Roche OTC brands include Saridon (launched in 1933), Redoxon (1934), Bepanthen (1944), Supradyn (1959), Berocca (1972) and Elevit Pronatal (1984). In 1991 Roche took a major step towards achieving critical mass in OTC by acquiring Nicholas, adding such brands as Rennie (1929) and Aspro (1915) to its OTC portfolio.

In 1992 Roche established Roche Consumer Health (RCH) as a separate OTC subdivision within the Group's pharmaceuticals division. Since then RCH has continued to grow and expand through further brand launches, acquisitions and Rx-to-OTC switches in key markets. Acquisitions have included brands such as Sanatogen (1993), Euphytose (1995), Citrosodina (1995) and Biovital (1996). Significant switches have included the naproxen analgesic brands Flanax and Apronax in Latin America and Aleve in key European markets. In 1997 Bayer and RCH formed a joint venture to market and sell Aleve in the US.

Headquartered in Kaiseraugst, Switzerland, RCH reported sales of 1.6 billion Swiss francs in

2003. Approximately 3200 employees work for RCH in over 50 countries, including employees at five pharmaceutical production factories.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market and is the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

About Bayer HealthCare

Bayer HealthCare, a subgroup of Bayer AG with sales of approximately €8.9 billion in 2003, is one of the world's leading, innovative companies in the health care and medical products industry. The company combines the global activities of the divisions Animal Health, Biological Products, Consumer Care, Diagnostics Professional Testing Systems and Diagnostics Self Testing Systems and Pharmaceuticals. 34,600 people are employed by Bayer HealthCare worldwide. Bayer Consumer Care, a division of Bayer HealthCare, is headquartered in Morristown, N.J. Bayer Consumer Care is among the largest marketers of over-the-counter medications and nutritional supplements in the world. Some of the most trusted and recognizable brands in the world today come from the Bayer portfolio of products. For more information on Bayer HealthCare, go to www.bayerhealthcare.com.

Media release

Basel, 21 July 2004



JUL 2 6 2004
1086

First half of 2004: Roche posts market share gains on double-digit sales growth; earnings performance improves significantly

Roche Group

- Sales* up 14% in local currencies to 14.6 billion Swiss francs
- Operating profit** climbs 33% in local currencies to 3.7 billion Swiss francs
- Net income doubled to 2.9 billion Swiss francs
- Debt reduced by a further 4.1 billion Swiss francs
- Operating profit and EBITDA margins in core businesses increase significantly

Roche Pharmaceuticals

- Sales grow by 16% in local currencies — more than twice as fast as the global market
- Continued growth in key oncology, virology and transplantation segments
- Novel anticancer medicine Avastin successfully launched in the United States
- Pegasys, for hepatitis C, quickly achieves global market leadership
- Major development projects well on track

Roche Diagnostics

- Division extends global market lead as sales rise 9%
- Sales grow significantly faster than the market in core diabetes care, molecular diagnostics and immunochemistry segments
- Market share gains in all regions

Outlook

- Strategic focus on prescription medicines and diagnostics — Roche Consumer Health to be sold
- Continued above-market sales growth in the Pharmaceuticals and Diagnostics Divisions
- Double-digit increase in operating profit and a substantial rise in net income expected for full-year 2004

* Basis: continuing businesses / ** Basis: continuing businesses, before exceptional items

Commenting on the first-half figures, Roche Chairman and CEO Franz B. Humer said: 'In the first half of 2004 Roche once again achieved all of its goals, and even exceeded the most important ones by outperforming its sales and profit targets. Sales in our two core businesses continued to grow well ahead of the global market. This strong top-line growth was the key performance driver during the reporting period and resulted in our gaining additional market share in all regions worldwide. Both divisions posted substantial increases in their operating profits and operating profit margins. In strategic terms we also took another major step forward: the sale of Roche Consumer Health, announced early this week, will enable us to focus more sharply on our research-intensive diagnostics and prescription medicines businesses, both of which are high value-creating businesses with tremendous potential for growth. For full-year 2004 we expect to see continued above-market growth in our core businesses, a double-digit increase in operating profit and a substantial rise in net income.'

Key figures in millions of CHF

	Roche Group				Continuing businesses [a]			
	First half		% Change		First half		% Change	
	2004	2003	In CHF	In local currencies	2004	2003	In CHF	In local currencies
Sales	15,413	15,188	+1	+2	14,633	12,923	+13	+14
EBITDA[b]	5,010	4,236	+18	+20	4,859	3,911	+24	+26
Operating profit before exceptional items	3,845	3,087	+25	+27	3,710	2,826	+31	+33
Operating profit	3,560	2,474	+44	+46	3,428	2,592	+32	+34
Net income	2,920	1,289	+127		2,828	1,443	+96	
Diluted earnings per share and non-voting equity security (in CHF)	3.41	1.52	+124		3.31	1.70	+95	

a) Continuing businesses include the core pharmaceuticals and diagnostics businesses, Chugai's OTC business and treasury and other corporate activities. Roche Consumer Health and the Vitamins and Fine Chemicals Division are reported as discontinuing businesses.

b) EBITDA: Earnings before exceptional items and before interest and other financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before exceptional items and before depreciation and amortisation, including impairment.

Roche Group

Both core businesses deliver significant sales growth

Sales revenues from Roche's continuing businesses were up 14% for the first half of 2004 in local currencies (13% in CHF) to 14.6 billion Swiss francs; this excludes Roche Consumer Health and the Vitamins and Fine Chemicals Division, which was sold last year. Sales in both the Pharmaceuticals and the Diagnostics Division grew substantially faster than the market. Prescription drug sales advanced 16% in local currencies (15% in CHF) to 10.6 billion Swiss francs, with positive contributions to growth coming from Roche's own pharmaceutical activities (+13% in local currencies) and from the strategic

alliances with Genentech in the United States (+38% in US dollars) and Chugai in Japan (+7% in Japanese yen). In the Diagnostics Division, where sales increased 9% in local currencies (9% in CHF) to 3.9 billion Swiss francs, growth was driven primarily by the Diabetes Care and Molecular Diagnostics businesses.

Operating profit up significantly

This strong first-half sales growth had a very positive impact on earnings performance. The Group's operating profit from its continuing businesses (before exceptional items) rose significantly to 3.7 billion Swiss francs, up 33% in local currencies (31% in CHF) from the same period a year earlier. Operating profit margins also improved further, advancing from 23.9% to 26.9% in the Pharmaceuticals Division and by 2.9 percentage points to 24.2% in the Diagnostics Division. Thanks to strong operating performances in both divisions, EBITDA (gross cash flow) from continuing businesses increased significantly, advancing 26% in local currencies (24% in CHF) to 4.9 billion Swiss francs. The EBITDA margin in the Pharmaceuticals Division reached 34.2%, compared with 32.0% in the first half of 2003, and the Diagnostics Division increased its EBITDA margin by another 3.4 percentage points to an industry high of 33.9%.

Massive reduction in debt; net income doubled

The financial statements show a net financial expense of 248 million Swiss francs for the first half of this year (compared with an expense of 367 million Swiss francs a year ago). Group debt was reduced by a further 4.1 billion Swiss francs. While interest expenses remain high, they have been lowered by the decrease in outstanding debt, and the conditions are being put in place for a balanced financial result next year. The conversion of the LYONs IV notes into Genentech shares, redemption of the LYONs III notes and the partial redemption of Chameleon bonds yielded an exceptional pre-tax gain of 1 billion Swiss francs, primarily from the Group's partial disposal of its interest in Genentech from the conversion of the LYONs IV notes. Net income for the first six months showed a 127% increase to 2.9 billion Swiss francs.

Outlook: Group set to meet or exceed guidance

Barring unforeseen events and based on current accounting principles, the Roche Group reaffirms its ability to meet, and in some respects, exceed the sales and earnings guidance communicated early this year. For full-year 2004 Roche expects both its pharmaceuticals and its diagnostics business to grow faster than the global market. Moreover, it anticipates a double-digit increase in operating profit and a substantial rise in net income. The Pharmaceuticals Division expects an operating margin (before exceptional items) for the full-year of around 26% and expects the 2005 operating profit margin (before exceptional items) to be broadly in line with 2004, despite additional product launch activities, development costs and the generic onset of Rocephin. The Diagnostics Division is on track to achieve an

operating profit margin of around 23% before exceptional items in 2006. Several months ago Roche announced that it would be aiming for a Group operating profit margin of more than 22% by 2005 rather than in 2006. This goal was already met in the first half of 2004, and Roche expects to exceed it for full-year 2004 — two years earlier than originally planned.

Pharmaceuticals Division

Growth outpaces market in all regions

Key figures	In millions of CHF	% Change in CHF	% Change in local currencies	As % of sales
Sales – Roche worldwide prescription group	10,647	15	16	100
EBITDA	3,638	23	26	34.2
Operating profit before exceptional items	2,869	30	33	26.9

Sales in the Pharmaceuticals Division, excluding OTC, increased by 16% in local currencies (15% in CHF) in the first half of 2004, helped by impressive gains in the division's three most important therapeutic areas: oncology (+28%), virology (+71%) and transplantation (+19%). Pharmaceuticals Division sales for the first six months advanced more than twice as fast as the global market. Operating profit before exceptional items reached 2.9 billion Swiss francs, and EBITDA increased to 3.6 billion Swiss francs. The operating profit margin before exceptional items increased from 23.9% to 26.9%.

The division posted strong results in all key regions. Sales of the Group's prescription medicines in North America and Europe grew more than twice as fast as their respective markets. Sales by Chugai in Japan also advanced well ahead of the market as a whole. Latin American sales increased by 14%.

Oncology portfolio sustains strong growth; Avastin successfully launched in United States

MabThera/Rituxan, for non-Hodgkin's lymphoma (NHL), continues to deliver strong sales and is experiencing an acceleration of growth in Europe. In June the European authorities issued a positive opinion on first-line use of MabThera in indolent NHL. Once approved, this new first-line indication will double the number of patients with indolent NHL who are eligible to receive the drug.

Herceptin, for the treatment of advanced breast cancer, continued to post strong double-digit growth. Sales are expected to strengthen further following EU approval in June of Herceptin in combination with Taxotere as first-line therapy for HER2-positive metastatic breast cancer.

Sales of Xeloda, for breast and colorectal cancer, were down in the first half of 2004 as US sales declined 46%, primarily due to changing wholesaler inventory levels and buying patterns. However, US prescriptions are up 10% compared with the year-earlier period, and Roche anticipates that inventory

levels will be aligned with demand later this year. In Europe and Japan Xeloda continued to show solid growth.

Following its rapid approval in February by the US Food and Drug Administration (FDA), Avastin has outperformed expectations, achieving sales of 217 million Swiss francs in its first few months on the market. Avastin represents a totally new approach in the treatment of cancer and is currently indicated in the United States for first-line use in combination with conventional chemotherapy in patients with metastatic cancer of the colon or rectum. An EU filing was submitted in December 2003. The drug, which offers a significant survival benefit, has been granted priority review status in Switzerland, Australia and Canada.

Roche continued the European roll-out of Bondronat for the treatment of patients with metastatic bone disease. Additional market launches are expected to steadily build sales of the product. Roche is also commencing an international phase III programme that will investigate Bondronat in the treatment of metastatic bone pain, irrespective of primary tumour type.

Virology — strong sales of hepatitis C products

Pegasys and Copegus, Roche's combination therapy for hepatitis C, posted combined sales of 783 million Swiss francs in the first half of 2004. Less than one and a half years after its first launch Pegasys has now achieved global market leadership. Strong data showing the benefits of Pegasys in patients co-infected with HIV and HCV were announced in early 2004, and data demonstrating the drug's superior efficacy in patients with hepatitis B will be presented later this year. Filings for both indications are being submitted this year as part of ongoing market development activities.

Sales of Roche's HIV fusion inhibitor Fuzeon have improved steadily following further launches this year in some of the larger European countries and other markets. Among the initiatives taken to promote the growth of Fuzeon are a switch to multi-channel distribution in the United States and the intensification of programmes to support health professionals and patients. At the recent World AIDS Conference Roche presented excellent data showing consistent and continuous improvements in immune strength over a period of 96 weeks in patients receiving Fuzeon.

Anemia — continued market leadership

Combined sales of NeoRecormon (Roche) and Epogin (Chugai) exceeded 1 billion Swiss francs in the first six months of 2004, against a background of continued price pressure in the anemia market as a whole. Roche expects NeoRecormon sales in the oncology segment to increase with the start of European launches of a convenient and cost-effective new pre-filled syringe for once-weekly dosing in patients with lymphoid malignancies.

Transplantation — CellCept now the global market leader

CellCept reinforced its leadership in transplantation, posting impressive growth in the first half of 2004.

Combined sales of Valcyte and Cymevene showed strong double-digit growth, driven primarily by launches of Valcyte in additional countries for the prevention of cytomegalovirus infections in transplant patients

Other major products — supplemental new drug application for Boniva

Sales of Rocephin in the United States and Italy, the product's biggest markets, remained high in the first half of 2004, with generic erosion in the rest of Europe less than anticipated. However, generic pressure on the product is expected to increase in the second half of this year. In May a supplemental new drug application was filed with the FDA for approval of once-monthly Boniva for the prevention and treatment of postmenopausal osteoporosis. The product is expected to be the first once-monthly oral treatment for osteoporosis, offering more convenient dosing and thus the potential for better patient adherence. A marketing application is planned in Europe later this year.

Development pipeline — continuous flow of products for future growth

Key development projects in Roche's established and emerging portfolios made significant progress in the first six months of 2004. Results, released in June, from a phase III trial show that monotherapy with Tarceva significantly prolongs survival in patients with advanced lung cancer. The drug was shown to be effective across all subgroups represented in the study. Regulatory filings are planned in the United States and the European Union later this year. Clinical trials are under way to evaluate Tarceva in other malignancies, including pancreatic cancer and glioblastoma, a type of brain tumour. Roche is developing Tarceva in partnership with Genentech and OSI Pharmaceuticals.

CERA is the first continuous erythropoietin receptor activator being developed for the treatment of anemia associated with chronic renal disease and cancer. An extensive programme of phase III clinical trials in renal anemia has already begun.

MRA will enter phase III clinical development for rheumatoid arthritis (RA) in the fourth quarter of 2004. The programme to develop MabThera/Rituxan for this indication is on track. Following positive phase II data, two further studies are under way to investigate dose ranging and long-term efficacy of the drug in RA patients with an inadequate response to currently prescribed biologics.

Phase II studies of R483 in the treatment of type 2 diabetes have shown the compound to have significant efficacy. Following new guidance by the FDA on the class of drugs to which R483 belongs, Roche has decided to revise its phase III development plans for the compound and wait for the results of ongoing long-term toxicity studies. These studies will be completed in 2005.

Roche Consumer Health

In the first half of 2004 sales by Roche Consumer Health (RCH) increased 4% in local currencies (4% in

CHF) to 780 million Swiss francs. Operating profit before exceptional items totalled 135 million Swiss francs and includes restructuring costs of 17 million Swiss francs.
Early this week Roche announced that it will sell RCH and five pharmaceutical production sites to Bayer. In addition, Roche will out-license the US non-prescription rights to orlistat to GlaxoSmithKline. The total transaction price will exceed 3.7 billion Swiss francs. RCH is therefore reported as a discontinuing business.

Diagnostics Division

Sales growth outpaces market again

Key figures	In millions of CHF	% Change in CHF	% Change in local currencies	As % of sales
Sales	3,879	9	9	100
- Diabetes Care	1,414	12	12	36
- Near Patient Testing	274	2	1	7
- Centralized Diagnostics	1,378	7	6	36
- Molecular Diagnostics	539	12	13	14
- Applied Science	274	9	10	7
EBITDA	1,315	22	21	33.9
Operating profit before exceptional items	938	24	23	24.2

In the first half of 2004 the Diagnostics Division continued to strengthen its position as the number-one supplier of diagnostic products (IVDs) as sales rose 9% in local currencies (9% in CHF). The division's operating profit margin before exceptional items also advanced — from 19.0% for full-year 2003 to 24.2% — fuelled in particular by above-market sales growth in the division's three most profitable businesses: diabetes care, molecular diagnostics and immunochemistry.

Divisional sales significantly outpaced the average growth rate in all market regions. In the United States the upturn in the diabetes monitoring market was reflected by an increase in sales of test strips, while Latin American sales were helped in part by the continued return to more stable economic conditions in the region.

Diabetes Care – **dynamic growth continues**

Roche Diabetes Care continued to extend its lead in the blood glucose monitoring segment. Once again, sales of the Accu-Chek Compact blood glucose meter posted the strongest gain. The market response to the recently launched Accu-Chek Go and Accu-Chek Advantage III meters was very positive, helping to drive growth. The first half of 2004 also saw the launch of Accu-Chek Pocket Compass 2.0, the world's

first commercial diabetes management software that allows users to download data directly from both a glucose meter and an insulin pump to their personal digital assistant. Blood glucose meters from Roche Diagnostics are now being manufactured in China, strengthening the division's presence in this growth market and in other countries in Eastern Asia. The next generation of insulin pumps was successfully piloted in the Netherlands and will be rolled out, as planned, within the next few months.

Near Patient Testing — excellent results in major segments

Roche Near Patient Testing reinforced its number-one position in coagulation monitoring, primary care (compact systems for doctors' offices) and hospital point-of-care (rapid diagnostic products for use in emergency rooms and intensive care units). This solid performance was largely driven by sales of OMNI S, Roche's latest multifunctional blood gas analyser. The instrument's expanded test menu will help to stimulate additional growth, as will Cobas IT 1000, a data management software package launched in the second quarter. This Internet-based software gives customers an added incentive to take advantage of the wide range of Roche point-of-care products. Sales of CoaguChek S advanced at a double-digit rate, helping the product to extend its market lead, thanks to the continued trend towards patient self-monitoring of coagulation status.

Centralized Diagnostics — moving towards leadership in immunochemistry

Roche Centralized Diagnostics posted sales gains significantly above the market average. This growth is largely attributable to recent strategic moves in the immunochemistry and cardiovascular testing segments. The acquisition of Igen, completed in February 2004, and a new 10-year agreement with Hitachi are important milestones in Roche's pursuit of market leadership in immunochemistry — a market currently estimated to be worth about 8 billion Swiss francs in sales. In the cardiovascular testing segment, out-licensing agreements for NT-proBNP have expanded the potential for commercial development of this key marker for heart failure. Roche Diagnostics augmented its own product portfolio for this segment by in-licensing the marker hsCRP (high sensitivity C-reactive protein), which is used to assess cardiovascular risk.

Molecular Diagnostics — on growth track with blood screening and women's health products

Women's health and blood screening were major growth drivers for Roche Molecular Diagnostics. An agreement signed with the Republic of Korea National Red Cross — under which 70% of its roughly 2.5 million annual blood donations will be screened using PCR-based tests from Roche – will reinforce Roche Diagnostics' position as the leading supplier of blood and plasma screening products in the Asia-Pacific region. In the near future Roche also expects to conclude an agreement extending its partnership with the Japanese Red Cross by an additional four years. The first PCR-based HPV test for clinical use was launched in Europe in April. HPV (human papillomavirus) is the leading cause of cervical cancer.

Among other advantages, the new test offers improved sensitivity compared with earlier tests. Roche Diagnostics is working to obtain FDA marketing clearance for the test by 2006. Roche expects to launch AmpliChip CYP450 this year as an IVD in Europe, and a filing for FDA clearance of the test for clinical use in the United States is planned in the third quarter. The test, which is currently available for research use, identifies genetic variations that can influence drug metabolism.

Applied Science – positive sales growth

Roche Applied Science posted a sales increase of 10% for the first half of 2004. LightCycler 2.0 was a key contributor to growth. Introduced in 2003, this system for DNA amplification has rapidly gained market share thanks to an expanded range of PCR capabilities.

Additional information

- Half-year media release including a full set of tables: www.roche.com/med-cor-2004-07-21a
- Half-Year Report 2004: www.roche.com/home/figures/fig_halfyearrep_2004.htm
- Presentations / live media conference broadcast (starting at 10 am CET):
  www.roche.com/home/media/med_events/med_events_hmk04.htm
- Tentative publication date of third-quarter sales release: 14 October 2004

Disclaimer
This release contains certain forward-looking statements. These forward-looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions or by discussion of strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this presentation among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity or news coverage.